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               [MANATT PHELPS PHILLIPS LETTER HEAD APPEARS HERE]



July 22, 1999                                                 File No. 12059-035



VIA EDGAR



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  Withdrawal of Registration Statement on Form 8-A
          Downey Financial Corp./Downey Financial Capital Trust I

Ladies and Gentlemen:

          On behalf of Downey Financial Corp. and Downey Financial Capital Trust I (the "Registrants"), we hereby file this application for withdrawal of the Registration Statement on Form 8-A, Registration Number 000-26615 (the "Registration Statement"), filed on July 7, 1999 with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The Registrants desire to withdraw the Registration Statement because the submission type was incorrectly submitted as a type 8-A12G and did not include Downey Financial Corp. as a co-registrant with respect to the CIK submission header.

          Should you have any questions regarding the Registration Statement, please call me at (650) 566-3511. Thanks for your assistance.

                              Very truly yours,

                              /s/ Suzanne K. Pritchard

                              Suzanne K. Pritchard
                              Manatt, Phelps & Phillips, LLP

SKP:as
cc:  T. Hale Boggs, Esq.
     Donald E. Royer
     Thomas E. Prince